

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2015

Robert G. Watson Jr.
Chief Executive Officer
Enerjex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

> **Re: Enerjex Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2015**
> **File No. 1-36492**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 4

Reserves, page 11

1.   Please expand the tabular presentations on pages 11, 34 and F-19 to separately disclose material reserves by product type of crude oil including condensate, natural gas liquids and natural gas. You may refer to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-55-2 for illustrations of the presentation requirements of Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4 and 50-5.

2.   Based on the disclosure provided on page F-19, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves as of December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material

changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves. Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves.

3.   Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding "…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for this period of time.

4.   We note you disclose that proved undeveloped reserves at December 31, 2014 represent approximately 31% of total proved reserves. Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X, and how you have formulated a reasonable expectation that any financing necessary to proceed with development will be available, as required by Rule 4-10(a)(26) of Regulation S-X, prior to reporting these reserves. You should also disclose the information required by Item 1203(d) of Regulation S-K, regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves.

If you expect that any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to the answer to question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time. You may find the C&DIs on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

5.   We note the disclosures on pages 22, 34 and F-19 indicate the estimates of reserves and future net cash flows attributable to those reserves at December 31, 2014 were prepared by MHA Petroleum Consultants LLC, an independent petroleum consultant. Please obtain and file a report from that firm, including all of the information specified in Item 1202(a)(8) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

6.   We note your disclosures among Risk Factors on pages 20 and 21 stating "Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our planned operations and financial condition" and "A substantial or extended decline in oil and gas prices would materially and adversely affect our future business enough to potentially force us to cease our business operations."

The disclosures in your third quarter report indicate that the decline in commodity prices has led to substantial curtailment of capital expenditures, impairment of your oil and gas properties of $37.5 million (58% of the property account at the beginning of the year), and the sale of producing assets to fund cash obligations.

However, we do not see any disclosure in the MD&A of your periodic filings explaining how known trends, demands, commitments, events and uncertainties are reasonably likely to affect your liquidity, capital resources and results of operations, or are reasonably likely to cause your reported financial information not to be necessarily indicative of your future operations or future financial condition.

Please comply with Item 303(a) and (b) of Regulation S-K. You may find the guidance in Instructions 2, 3, 4 and 5 helpful in formulating your disclosures and quantifying the reasonably likely effects of known trends, demands, commitments, events and uncertainties on your reserves, development plans and accounting.

You may also refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

7.   Please ensure your executive compensation table discloses compensation earned for each named executive officer rather than an annual compensation rate. See Item 402(n)(2)(iii) of Regulation S-K. In that regard, we note footnotes (1) and (2) to your executive compensation table reflect that compensation figures for Mr. Kunovic in 2013 and Mr. Roach in 2014 represent an annual compensation rate rather than the compensation earned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or, in his absence, Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources